

Mail Stop 3561

October 21, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Sean Webster
Chief Financial Officer
Baoshinn Corporation
A-B 8/F Hart Avenue
Tsimshatsui, Kowloon, Hong Kong

   Re: Baoshinn Corporation
     Form 10-K for the Year Ended March 31, 2008
     File No. 000-52779

Dear Mr. Webster:

   We have reviewed your response dated October 6, 2008 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended March 31, 2008

General

1. Please provide the representations requested at the end of our letter dated September 23, 2008.

2. Please provide us with a draft of your 10-K/A prior to filing via EDGAR for our review.

3. Please amend your Form 10-Q for the quarterly period ended June 30, 2008 to reflect the changes to your annual financial statements resulting from this comment process.

4. Please file a Form 8-K disclosing your determination that previously issued financial statements cannot be relied upon. Refer to the instructions under Item 4.02 of Form 8-K.

Item 9A. Controls and Procedures, page 46

5. As you have determined that your financial statements for the years ended March 31, 2008, 2007, and 2006 and for the quarterly period ended June 30, 2008 should be restated, please reconsider your assessment of internal control over financial reporting and disclosure controls and procedures as "effective" for those periods.   If you determine that your assessments should remain "effective," please explain to us how you came to that conclusion.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief